Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Allied Irish Banks, p.l.c.

We consent to the use of our reports dated May 2, 2008, with respect to the consolidated balance sheets and related notes to the financial statements, of Allied Irish Banks, p.l.c. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, consolidated reconciliation of movements in stockholders’ equity, consolidated statement of cashflows and consolidated statements of recognized income and expense for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, included in the Annual Report on Form 20-F of Allied Irish Banks, p.l.c and incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

KPMG

Chartered Accountants

Dublin, Ireland

June 2, 2008